Via Facsimile and EDGAR
-----------------------

September 22, 2006

Linda Cvrkel
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   RG America, Inc. - Response to SEC Comment Letter dated July 27,
            2006
            Form 10-KSB for the Fiscal Year Ended December 31, 2005
            Form 10-KSB for the Fiscal Year Ended December 31, 2004
            Form 10-QSB for the Quarter Ended March 31, 2006
            File No. 333-80429

Dear Ms. Cvrkel,

We are in receipt of your letter dated July 27, 2006 in relation to the above referenced item. We appreciate the opportunity to respond to the comments and also the assistance provided by the comments towards enhancing our filings in accordance with applicable disclosure requirements. Please find below our response to the each of the comments.

Form 10-KSB for the Fiscal year Ended December 31, 2005.
--------------------------------------------------------

Consolidated Statements of Changes in Stockholders' Equity (Deficit), Page 6
----------------------------------------------------------------------------

1.

We note your comment and respond as follows:

In reference to the $309,351 caption "Stock issued for conversion", the description was incorrect in the Consolidated Statements of Changes in Stockholders' Equity (Deficit) and was correctly classified as "stock options issued for consulting services" in the Consolidated Statements of Cash Flows. Our internal filing had the correct wording but was somehow erroneously translated when the file was converted to be filed with the Commission. The options related to this conversion were disclosed by the Company in Note 10 - Stockholders Equity, under the section titled Stock Options. Immediately after the stock option table, we discussed the issuance of 833,334 options to two consultants at a strike price of $0.50 per share. We also disclosed that the strike price was based upon a previous private placement offering and adjusted higher to reflect a premium of 67% in exchange for immediate vesting of the stock options. However, we erroneously excluded an additional disclosure for the analysis we did on the options. In accordance with FAS 123, we utilized the Black-Scholes method to determine the valuation for the options and as a result of our evaluation, the Company determined that the option valuation was $309,351 and recorded this amount as consulting expense since the options were vested immediately. We have attached our evaluation of the stock options.


Note 1. History and nature of Business, page 9
----------------------------------------------

Note 8. Acquisitions, Page 19
-----------------------------

2.

We note your comment related to the 250,000 stock option grant to Mr. Yates and respond as follows:

As disclosed in the 10-KSB filing under Note 10 - Stockholders' Equity and under the title of stock options, "In October 2005, 250,000 stock options were granted to one employee at a strike price of $0.9120 per share. The stock options to the employee at $0.9120 per share were based upon the fair market value of the Company's common stock at the time of the grant ".

In accordance with FAS 123, we utilized the Black-Scholes method to determine the valuation for the options and as a result of our evaluation, the Company determined that the option valuation was $843,750 and recorded this amount as deferred compensation that is being amortized to compensation expense over the life of the employment agreement.

We will adjust future filings to provide the nature and terms of all stock option grants and how they were valued.

Note 5, Marketable Securities and Notes Receivable, page 18
-----------------------------------------------------------

3.

We note your comment related to 700,000 shares of common stock received for providing consulting services and respond as follows:

In July 2006, the 700,000 shares were received by the Company from the MBI Financial, Inc. ("MBI"), an unrelated third party - see discussion below under item 4. for further clarification. MBI is a publicly traded company that was in the process of obtaining regulatory approval for a previously approved shareholder reverse split of its issued and outstanding common shares. The approval was obtained and subsequent to such approval, the split became effective and all outstanding share transactions were issued in July 2006, including the 700,000 shares to the Company noted above.

Because the shares had not been received and were subject to an event, the valuation of the underlying shares was recorded as other receivable in the consolidated financial statements.

In relation to the accounting policy for the common shares, the Company will reclass the amount from other receivable to "investment in available-for-sale securities". The policy will be detailed something as follows:

Value of Investments

The Company invests in various marketable equity instruments and accounts for such investments in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115").

Certain securities that the Company may invest in may be determined to be non-marketable. Non-marketable securities where the Company owns less than 20% of the investee are accounted for at cost pursuant to APB No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB 18").

Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Investments classified as held-to-maturity are carried at amortized cost. In determining realized gains and losses, the cost of the securities sold is based on the specific identification method.

The Company periodically reviews its investments in marketable and non-marketable securities and impairs any securities whose value is considered non-recoverable. The Company's determination of whether a security is other than temporarily impaired incorporates both quantitative and qualitative information; GAAP requires the exercise of judgment in making this assessment, rather than the application of fixed mathematical criteria. The Company considers a number of factors including, but not limited to, the length of time and the extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, the reason for the decline in fair value, changes in fair value subsequent to the balance sheet date, and other factors specific to the individual investment. The Company's assessment involves a high degree of judgment and accordingly, actual results may differ materially from the Company's estimates and judgments. The Company recorded no impairment charges for securities during either the nine or three month periods ended September 30, 2006 and 2005, respectively.

Note 5, Marketable Securities and Notes Receivable, page 18
-----------------------------------------------------------

4.

We note your comment related to a secured promissory note from a third party in the amount of $335,000 and respond as follows:

The unrelated third party is MBI, a publicly traded company that is the parent company of a diversified portfolio of mortgage brokerage firms and other financial services organizations across the United States. MBI has a premium mortgage banking channel that brings increased efficiencies and quality controls to the mortgage origination and banking process, while its Affiliated Business Association relationships and other strategic marketing initiatives help ensure that the loan origination pipeline is full and flowing.

As disclosed in previous filings and also in the form 10-KSB for the year ended December 31, 2005, Rea Brothers, Ltd. ("Rea Brothers") is an Ontario, Canada based investment corporation. Edward P. Rea, our Executive Chairman, is the Chairman of Rea Brothers.

In February 2005, the Company announced that its division, RG Insurance Services, Inc (RGIS) was introducing a new revSMARTSM program for participating mortgage brokers and was the newest member of the "SMART" family of programs from the Company. The program provides mortgage brokers additional revenue opportunities on new loans where clients would benefit from an insurance review by an independent agency. The program benefits all parties because the broker can earn incremental revenue while having the confidence that the Company will enhance the clients overall experience through superb client service. The client is assured that they are getting the best insurance value for the coverage because we are an independent agency that will shop several markets for the best policy for each client's unique needs.

Accordingly, the Company has been in discussions with several mortgage brokerage firms related to the program and determined that MBI would be an excellent candidate to structure the introduction of the program through. As a result of these discussions, the Company structured an agreement for consulting services, received 700,000 shares of common stock and agreed to loan MBI $335,000. To properly collateralize the loan, the Company received a pledge representing 51% of the outstanding shares of MBI and 400,000 shares of Rea Brothers. Rea Brothers agreed to the pledge as they believe that the revSMARTSM program will provide significant opportunities for the Company.

In July 2006, the Company was repaid $100,000 of the $335,000 principal and anticipates an additional $175,000 principal payment to be made in the near future.

Recent Developments, page 23
----------------------------

Note 9. Debt, page 23
---------------------

5.

We note your comment related to a beneficial conversion feature and respond as follows:

2005 10-KSB Item:

The Company applied the guidance in EITF 00-27 to the Laurus borrowings which includes the Minimum Borrowing Note and the Revolving Note entered into in 2005. The Company fair valued the warrants issued in conjunction with this indebtedness using a Black Scholes valuation model. The calculation yielded a value of $1,155,230, which was recorded as debt discount as of December 31, 2005, and is being amortized over the life of the indebtedness. To determine if there was a beneficial conversion feature related to the warrants as prescribed in EITF 00-27, the Company allocated the warrants to each of the debt instruments based on the available borrowings under each instrument. This resulted in $141,870 and $1,013,360 of the warrant value/debt discount being allocated to the Minimum Borrowing Note ($1,400,000) and the Revolving Note ($10,000,000), respectively.

As there was no initial outstanding balance due under the Revolving Note at inception, there was no beneficial conversion feature. The Company calculated the effective conversion price of the Minimum Borrowing Note using the $1,400,000 Minimum Borrowing Note balance, the $141,870 debt discount and the conversion price of $.71 price per share. Using this information, the Company determined that the effective conversion price as calculated under EITF 00-27 was $.64 as compared to the fair value of the Company's stock on the transaction date of $.45. Based on this evaluation, the Company determined there was no beneficial conversion feature in 2005 related to these debt instruments. The Company will provide expanded disclosure on this transaction in its future filings as related to beneficial conversion features.

2006 10-QSB Item:

As previously disclosed in the Company's filings with the Commission, in February 2006, the Company amended its debt agreements with Laurus to increase the Minimum Borrowing Note from $1,400,000 to $5,000,000, removed the conversion feature on the Revolving Note and reduced the conversion price of the Minimum Borrowing Note from $0.71 to $0.41 per share.

The Company did evaluate the modification to the restated security agreement in accordance with EITF No. 96-19 and No. 05-07, and did determine the modification resulted in a substantial change. As a result of your correspondence, the Company has evaluated the new arrangement under EITF 00-27, and determined that there is a beneficial conversion feature of $638,258 related to the Minimum Borrowing Note that should have been recorded as a debt discount. This amount was calculated as the difference between the effective conversion price of $.40 per share calculated under EITF 00-27, and the $0.45 fair market value of the Company's common stock at the transaction date. The effective conversion amount was calculated based on the $5,000,000 Minimum Borrowing Note and the debt discount related to the warrants issued in 2005 of $150,446. The warrants that were issued in 2006 were related to the Revolver Note and were therefore not included in the calculation of the beneficial conversion on the Minimum Borrowing Note.

As a result of our evaluation, the Company should have recorded additional debt discount in February 2006 of $638,258, which would be amortized over the remaining life of the debt through October 2008. The impact on the statement of operations for both the three months ended March 31, 2006 and June 30, 2006, is a decrease in net income of $29,458 and $58,915, respectively. However, there is no impact on basic or diluted earnings per share for both the three months ended March 31, 2006 and June 30, 2006. The impact on the statement of operations for the six months ended June 30, 2006, is a decrease in net income of $88,373 and would result in a decrease in basic and diluted earnings per share of $.01. The balance sheet impact for both periods represents less than 4% of assets. The Company does not believe these differences are material to either of the quarterly reported earnings and balance sheets, and does not believe it impacts the Company's trend of earnings. The Company will record the cumulative income statement and balance sheet impact in its third quarter on Form 10-QSB.

Note 16, Subsequent Events, page 31
-----------------------------------

6.

We note your comment related to the possibility of an EITF No. 96-19 issue, and respond as follows:

The Company has performed an analysis of the changes in the Laurus borrowings under the guidance in EITF No. 96-19 and EITF 05-07 to determine if a debt extinguishment had occurred. For the purposes of evaluating the Laurus borrowings the Company considers the Minimum Borrowing Note and Revolving Note to be one borrowing instrument as the terms of the instruments are the same and were negotiated concurrently with Laurus. In addressing the criteria in EITF 96-19, the Company noted that the principal amount, the interest rate and the maturity date did not change as a result of the amended and restated agreement with Laurus and as a result the present value of cash flows did not change. However, as noted above in the Item 5 response, as a result of the amended and restated Laurus agreement, the Minimum Borrowing Note has a beneficial conversion feature of $638,258 which the Company considers a change in the fair market value of the embedded conversion feature under EITF 05-07. Adding this component to the present value calculation under EITF 96-19 results in a greater than 10% change in the present value of the debt and as a result a debt extinguishment has occurred.

As the principal, the interest and the maturity date did not change as a resulted of the amended and restated Laurus agreement the Company accordingly did not record a gain or loss on extinguishment of debt. The Company intends to provide expanded disclosures on this aspect of the arrangement in future filings.

Form 10-QSB for the quarter ended March 31, 2006
------------------------------------------------

Common Stock Subscribed, page 10
--------------------------------

7.

We note your comment related to the issuance of 573,889 shares of common stock at $.45 per share and respond as follows:

We disclosed and continue to disclose that the $.45 per share valuation was utilized based upon a private placement offering at the time the services were performed. The $.45 private placement was from September and October of 2005 as disclosed in the 10-KSB under Note 10 - Stockholders' Equity under the title Common Stock Subscribed. We believe that this offering was completed with accredited and sophisticated investors who evaluated all of the Company's information and determined that $.45 was the appropriate valuation for the Company.. As noted, the shares issued for director services were accrued for over several periods, both before and after the private placement offering, and the Company believes that the $.45 valuation was valid to use for the 573,889 shares issued.

--------------------------------------------------------------------------------

We appreciate the opportunity to respond to the Commission's comments as related to our 10-KSB and 10-QSB filings as discussed above. We believe that the comments were informative and educational for meeting our disclosure requirements and will make every effort we can in the future to ensure that these requirements encompass the comments made. Additionally, we believe that no comment or our response above would provide a reader or investor with significantly better information to make a decision if the Form 10-KSB and 10-QSB were amended. We do believe that the comments and our responses above should be and will be incorporated into our future filings. Thank you for your consideration.

Sincerely,

s/s Bruce A. Hall
-----------------------
Bruce A. Hall
Chief Executive Officer

BLACK SCHOLES - Option Valuation
3/31/2005


option grant date                                2/1/2005    2/1/2005
INPUT VARIABLES                                     Hall     Brobjorg      Total
-----------------                              ----------------------------------
Number of Shares                                  666,667     166,667     833,334
Stock Price (date of option grant)                $ 0.600     $ 0.600
Exercise Price                                    $ 0.500     $ 0.500
Expected Life (between vesting period                1.00        1.00
     and term of options)
Volatility                                       158.438%    158.438%
Annual Rate of Quarterly Dividends                  0.00%       0.00%
Risk Free Interest Rate (Tbill rate)              4.1400%     4.1400%
                                               ----------------------------------
              weighted average calc               666,667     166,667     833,334    1.00 weighted average expected life
              weighted average calc             1,056,255     264,064   1,320,320    158.44% weighted average volatility
              weighted average calc                27,600       6,900      34,500    4.14% weighted average reisk free interest rate
INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend                 $ 0.60      $ 0.60
Present Value of Exercise Price                    $ 0.48      $ 0.48
Cumulative Volatility                             158.44%     158.44%

CALL OPTION
Proportion of Stock Present Value                  82.46%      82.46%
Proportion of Exercise Price PV                   -25.74%     -25.74%
Call Option Value                                  $ 0.37      $ 0.37

                                                  666,667     166,667     833,334

                                               ----------------------------------

Black Scholes Value to be Amortized             $ 247,481    $ 61,870   $ 309,351
                                               ----------------------------------

------------------------------------------------------------------------------------------------------
HISTORICAL VOLATILITY

Computed volatility - Hall / Brobjorg                                                             158%

                                                          --------------------------------------------
Observations per year                                     52
                                                          --------------------------------------------

Date         Stock Price     Dividend     Continuously compounded rate of return
02/09/04       $ 0.9000          0                                            0
02/16/04       $ 1.2000          0                                  0.287682072
02/23/04       $ 0.9000          0                                 -0.287682072
03/01/04       $ 0.9000          0                                            0
03/08/04       $ 0.9000          0                                            0
03/15/04       $ 1.2000          0                                  0.287682072
03/22/04       $ 1.2000          0                                            0
03/29/04       $ 1.2000          0                                            0
04/05/04       $ 1.7400          0                                  0.371563556
04/12/04       $ 2.3400          0                                  0.296265816
04/19/04       $ 3.9000          0                                  0.510825624
04/26/04       $ 3.4200          0                                 -0.131336002
05/03/04       $ 3.7200          0                                  0.084083117
05/10/04       $ 3.0000          0                                  -0.21511138
05/17/04       $ 2.5800          0                                  -0.15082289
05/24/04       $ 2.9400          0                                  0.130620182
05/31/04       $ 2.7000          0                                 -0.085157808
06/07/04       $ 2.4000          0                                 -0.117783036
06/14/04       $ 2.5800          0                                  0.072320662
06/21/04       $ 1.9800          0                                 -0.264692554
06/28/04       $ 2.6400          0                                  0.287682072
07/05/04       $ 2.1600          0                                 -0.200670695
07/12/04       $ 2.1600          0                                            0
07/19/04       $ 1.4400          0                                 -0.405465108
07/26/04       $ 1.7400          0                                     0.189242
08/02/04       $ 1.3800          0                                 -0.231801614
08/09/04       $ 1.4400          0                                  0.042559614
08/16/04       $ 1.0800          0                                 -0.287682072
08/23/04       $ 1.2000          0                                  0.105360516
08/30/04       $ 0.7200          0                                 -0.510825624
09/06/04       $ 1.0800          0                                  0.405465108
09/13/04       $ 1.1400          0                                  0.054067221
09/20/04       $ 1.2000          0                                  0.051293294
09/27/04       $ 1.0200          0                                 -0.162518929
10/04/04       $ 1.0200          0                                            0
10/11/04       $ 1.0200          0                                            0
10/18/04       $ 0.9000          0                                 -0.125163143
10/25/04       $ 0.9000          0                                            0
11/01/04       $ 0.7800          0                                 -0.143100844
11/08/04       $ 1.0800          0                                    0.3254224
11/15/04       $ 0.8400          0                                 -0.251314428
11/22/04       $ 0.7800          0                                 -0.074107972
11/29/04       $ 0.7800          0                                            0
12/06/04       $ 0.7800          0                                            0
12/13/04       $ 1.0200          0                                  0.268263987
12/20/04       $ 0.7200          0                                 -0.348306694
12/27/04       $ 0.7200          0                                            0
01/03/05       $ 0.6600          0                                 -0.087011377
01/10/05       $ 0.8400          0                                  0.241162057
01/17/05       $ 0.8400          0                                            0
01/24/05       $ 0.6000          0                                 -0.336472237
01/31/05       $ 0.6600          0                                   0.09531018     $1.4815 Average
------------------------------------------------------------------------------------------------------